Exhibit 99.1

VALEANT TO ACQUIRE SALIX PHARMACEUTICALS FOR

$158.00 PER SHARE IN CASH

•	Salix is the Leader in the Growing U.S. Gastrointestinal Market

•	Transaction Creates a New Specialty Platform for Growth

•	Key Promoted Products Showing Strong, Double Digit Volume Growth, Far Exceeding the Market

•	Expected Near-Term Approval for IBS-D Indication of Xifaxan Additional Catalyst for Future Growth

•	Additional Upside from Expected Approval of Relistor Oral as well as Strong Near-Term Pipeline

•	Transaction Represents Total Enterprise Value of Approximately $14.5 Billion

•	Fully Committed Financing from a Syndicate of Banks Led by Deutsche Bank and HSBC

•	Expected to Achieve Run Rate Cost Synergies of Greater Than $500 Million From Combined Company Cost Base Within Six Months

•	Synergy Estimate Does Not Include Any Benefits of Valeant’s Corporate Structure

•	No Planned Reductions to Salix’s Specialty Sales Forces or Hospital, Key Account and Field Reimbursement Teams; Optimal size of Primary Care Sales Force to be determined

•	Transaction Expected to Close in the Second Quarter of 2015

•	Expected to be Over 20% Accretive to Cash EPS in 2016

•	Due to Reduction of Wholesaler Inventory Levels, Modest Accretion Expected to 2015 Cash EPS

•	No Change Expected to Valeant’s Credit Ratings

•	Valeant to Hold Conference Call to Discuss Salix Transaction and Fourth Quarter and Full Year 2014 Earnings at 8:00 am ET on Monday, February 23

Laval, Quebec and Raleigh, NC — February 22, 2015 — Valeant Pharmaceuticals International, Inc. (NYSE: VRX) (TSX: VRX) and Salix Pharmaceuticals, Ltd. (NASDAQ: SLXP) today announced that they have entered into a definitive agreement under which Valeant will acquire all of the outstanding common stock of Salix for $158.00 per share in cash, or a total enterprise value of approximately $14.5 billion. The transaction was approved by the Boards of Directors of both companies.

Salix Pharmaceuticals is a widely recognized gastrointestinal market leader with a portfolio of 22 total products, including well-known prescription brands Xifaxan, Uceris, Relistor, and Apriso, as well as a strong near- term pipeline of innovative, new assets.

“Salix’s market-leading gastrointestinal franchise is an ideal strategic fit for Valeant’s diversified portfolio of specialty products,” said J. Michael Pearson, Valeant’s chairman and chief executive officer. “The growing GI market has attractive fundamentals, and Salix has a portfolio of terrific products that are outpacing the market in terms of volume growth and a promising near-term pipeline of innovative products. With strong brand recognition among specialist GI prescribers, a highly rated specialty sales force, and a significant product and commercial presence across the undertreated and underserved gastrointestinal market, this acquisition offers a compelling opportunity for Valeant to create a strong platform for growth and business development.”

Thomas W. D’Alonzo, Chairman of the Board and Acting Chief Executive Officer of Salix, stated, “We are pleased to have reached an agreement with Valeant, which is a logical partner and importantly, creates immediate value for our shareholders. Combining Salix’s leading market position in gastroenterology with Valeant’s scale and resources will create a stronger and more diverse business committed to providing better health solutions to health care providers and their patients. We are proud of the accomplishments of our Salix team. Together, we have built our company into the leading gastrointestinal specialty pharmaceutical company, providing solutions for patients and healthcare providers. We look forward to working with the Valeant team to ensure a smooth transition.”

The combination is expected to yield greater than $500 million in annual cost savings from the cost base of the combined company. Synergies are expected to be achieved within six months of close, primarily from reductions in corporate overhead and R&D rationalization, with the cost to achieve these synergies to be approximately 65%. Valeant and Salix will determine how best to integrate the two companies to leverage the combined strengths of both while ensuring a smooth and orderly transition. Consistent with Valeant’s approach to integrating Bausch + Lomb, there are no planned reductions to Salix’s highly rated specialty sales forces or hospital, key account and field reimbursement teams and we will determine the optimal size of Primary Care Sales Force through the integration process.

On November 6, 2014, Salix reported five to nine month wholesaler inventory levels for its top four products. Valeant has conducted extensive due diligence on Salix’s stand-alone wholesaler inventory levels, stand-alone inventory work down plan, and associated potential litigation and regulatory exposure. Valeant expects to work down wholesale inventory and plans to target two months or less of wholesale inventory by year-end 2015. The net impact of the excess inventory on 2015 revenues is expected to be greater than $500 million.

Transaction Details

The acquisition is structured as an all-cash tender offer for all of the outstanding shares of Salix common stock at a price of $158.00 per share followed by a merger in which each remaining untendered share of Salix common stock would be converted into the right to receive the same $158.00 cash per share consideration as in the tender offer.

The all-cash offer will be financed through a combination of bank debt and bonds. As a result of the need to draw down inventories, EBITDA will be artificially low in 2014 and 2015, resulting in the initial net leverage ratio of approximately 5.6. Valeant is committed to reducing its net leverage ratio to be below 4.0 by the second half of 2016. As a result of the plan to reduce wholesaler inventory levels in 2015, the transaction is expected to be modestly accretive to 2015 cash EPS, but over 20% accretive to 2016 cash EPS.

Valeant does not expect any change to its credit ratings as a result of the transaction.

The transaction, which is expected to close in the second quarter of 2015, is subject to customary closing conditions and regulatory approval.

Sullivan & Cromwell LLP served as Valeant’s legal counsel, and Salix was advised by Cadwalader, Wickersham & Taft LLP. Deutsche Bank and HSBC acted as financial advisors to Valeant. Centerview Partners and J.P. Morgan acted as financial advisors to Salix. Fully committed debt financing has been provided by Deutsche Bank Securities Inc., HSBC, Mitsubishi UFJ Securities (USA), Inc., DNB Bank ASA and SunTrust Robinson Humphrey, Inc.

Conference Call and Webcast Information

Valeant will host a conference call and a live Internet webcast along with a slide presentation tomorrow at 8:00 a.m. ET (5:00 a.m. PT), February 23, 2015 to discuss the acquisition of Salix and its fourth quarter financial results for 2014. The dial-in number to participate on this call is (877) 876-8393 confirmation code 90757812. International callers should dial (973) 200-3961, confirmation code 90757812. A replay will be available approximately two hours following the conclusion of the conference call through March 7, 2014 and can be accessed by dialing (855) 859-2056, or (404) 537-3406, confirmation code 90757812. The live webcast of the conference call may be accessed through the investor relations section of the Company’s corporate website at www.valeant.com.

About Valeant

Valeant Pharmaceuticals International, Inc. (NYSE/TSX:VRX) is a multinational specialty pharmaceutical company that develops, manufactures and markets a broad range of pharmaceutical products primarily in the areas of dermatology, eye health, neurology and branded generics. More information about Valeant can be found at www.valeant.com.

About Salix

Salix Pharmaceuticals, Ltd., headquartered in Raleigh, North Carolina, develops and markets prescription pharmaceutical products and medical devices for the prevention and treatment of gastrointestinal diseases. Salix’s strategy is to in-license late-stage or marketed proprietary therapeutic products, complete any required development and regulatory submission of these products, and commercialize them through the Company’s 500-member specialty sales force. Salix trades on the NASDAQ Global Select Market under the ticker symbol “SLXP”.

Forward-Looking Statements

This press release may contain forward-looking statements, including, but not limited to, statements regarding the proposed acquisition by Valeant of Salix, expected timing and benefits of the transaction, and the impact of the transaction on Valeant’s future cash earnings per share. Forward-looking statements may generally be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management of Valeant and Salix and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These risks and uncertainties include, but are not limited to, the risk that the acquisition will not close when expected or at all; the risk that Valeant’s business and/or Salix’s business will be adversely impacted during the pendency of the acquisition; the risk that the operations of the two companies will not be integrated successfully; and risks and uncertainties discussed in Valeant’s and Salix’s most recent annual or quarterly report and detailed from time to time in Valeant’s and Salix’s other filings with the Securities and Exchange Commission (the “SEC”) and, with respect to Valeant, the Canadian Securities Administrators, which factors are incorporated herein by reference. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant and Salix undertake no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect actual outcomes.

Additional Information

The tender offer described in this press release has not yet commenced and this communication is not a recommendation or an offer to purchase or a solicitation of an offer to sell shares of Salix. At the time the tender offer is commenced Sun Merger Sub, Inc. and Valeant will file a Tender Offer Statement on Schedule TO, containing an offer to purchase, form of letter of transmittal and related tender offer documents, with the SEC, and Salix will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer with the SEC. Valeant and Salix intend to mail these documents to the stockholders of Salix. These documents, as they may be amended from time to time, will contain important information about the tender offer and stockholders of Salix are urged to read them carefully when they become available. Stockholders of Salix will be able to obtain a free copy of these documents, when they become available, at the website maintained by the SEC at www.sec.gov. In addition, the Tender Offer Statement and other documents that Valeant files with the SEC will be made available to all stockholders of Salix free of charge at www.valeant.com. The Solicitation/Recommendation Statement and the other documents filed by Salix with the SEC will be made available to all stockholders of Salix free of charge at www.salix.com.

Contact Information:
Valeant Investors:	Salix Investors:
Laurie W. Little	Timothy J. Creech / Michael Freeman
949-461-6002	919-862-1000
laurie.little@valeant.com

Valeant Media Contacts:	Salix Media Contacts:
Sard Verbinnen & Co	Teneo Strategy
Renée Soto/Meghan Gavigan/Jared Levy	Stephen Cohen
212-687-8080	347-489-6602